UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)1

Summit Global Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

86606R107

(CUSIP Number)

May 21, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86606R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 731,325 (See Item 4)

	6.	Shared Voting Power 36,488 (See Item 4)

	7.	Sole Dispositive Power 776,354 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,354 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)

12.	Type of Reporting Person (See Instructions)* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86606R107

1.	Names of Reporting Persons. Dorset Management Corporation I.R.S. Identification Nos. of above persons (entities only). 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 731,325 (See Item 4)

	6.	Shared Voting Power 36,488 (See Item 4)

	7.	Sole Dispositive Power 776,354 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,354 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)

12.	Type of Reporting Person (See Instructions)* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86606R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Knott Partners Offshore Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 451,854

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 451,854

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 451,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions)* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.
	(a)	Name of Issuer Summit Global Logistics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 547 Boulevard Kenilworth, New Jersey 07033

Item 2.
	(a)	Name of Person Filing David M. Knott; Dorset Management Corporation; Knott Partners Offshore Master Fund, L.P.
(b)

Address of Principal Business Office or, if none, Residence

For David M. Knott and Dorset Management Corporation:
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

For Knott Partners Offshore Master Fund, L.P.:
InterCaribbean Services Limited c/o CITCO Fund Services (Curaçao)
N.V., Kaya Flamboyan 9, Curaçao, Netherlands Antilles,
Attention: Sharin Lasten

	(c)	Citizenship David M. Knott - United States of America; Dorset Management Corporation - New York Knott Partners Offshore Master Fund, L.P. - Cayman Islands
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value
	(e)	CUSIP Number 86606R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:	Ownership

David M. Knott; Dorset Management Corporation; Knott Partners Offshore Master Fund, L.P.

See Rows 5 through 9 and 11 on pages 2 through 4.

The percentages of class reported on Row 11 on pages 2, 3 and 4 are based on 7,594,958 shares of Common Stock of the Issuer outstanding as of May 18, 2007 as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2007, plus 176,354 shares of Common Stock issuable pursuant to convertible securities held by the Reporting Persons.

The Common Stock reported on pages 2 and 3 of this Schedule 13G does not include 3,047,093 shares of Common Stock issuable upon the exercise of warrants and convertible notes held by David M. Knott and Dorset Management Corporation. The Common Stock reported on page 4 of this Schedule 13G does not include 1,303,839 shares of Common Stock issuable upon the exercise of warrants and convertible notes held by Knott Partners Offshore Master Fund, L.P. Such warrants and convertible notes held by the Reporting Persons are subject to a conversion cap that precludes the holder thereof from exercising such convertible securities to the extent that the holder and its affiliates would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Common Stock outstanding. David M. Knott and Dorset Management Corporation are affiliates of Knott Partners Offshore Master Fund, L.P.

Item 5:	Ownership of Five Percent or Less of a Class: N/A

Item 6:

Ownership of More than Five Percent on Behalf of Another Person:

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8	Identification and Classification of the Subidiary Which Acquired the Security Being Reported on by the Parent Holding Company N/A

Item 9:	Notice of Dissolution of Group: N/A

Item 10:

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2007

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	David M. Knott
David M. Knott, President

KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

By:	Knott Partners Management, LLC, General Partner

By:	David M. Knott
Name: David M. Knott
Title: Managing Member